SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                            CHAPARRAL RESOURCES, INC.
                                (Name of Issuer)


                    Common Stock, Par Value, $.0001 Per Share
                         (Title of Class of Securities)


                                    159420207
                                 (CUSIP Number)


                               Gaetano J. Casillo
                          Allen & Company Incorporated

           711 Fifth Avenue, New York, New York 10022, (212) 832-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 10, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of SS. 240.13d-1(e),(f) or (g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. 159420207                                       Page 2 of 16 Pages
=========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen Holding Inc.
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [x]
                                                              (b)  [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS

         Not Applicable
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
7  SOLE VOTING POWER
186,286 (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-------------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
-------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
186,286 (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
186,286 (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[x]*
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.1%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                  HC

*Excludes approximately 4,200,000 shares issuable at $1.86 per share upon conversion of promissory notes having a face amount of $7.8 million. The convertibility of such promissory notes is subject to stockholder approval.

                                    SCHEDULE 13D

CUSIP No. 159420207                                         Page 3 of 16 Pages
==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen & Company Incorporated
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  [x]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS
         Not Applicable
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                      [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
7 SOLE VOTING POWER
186,286 (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-------------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
-------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
186,286 (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
186,286 (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       [x]*
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.1%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                  CO, BD
*Excludes approximately 4,200,000 shares of common stock issuable at $1.86 per share upon conversion of promissory notes having an approximate face amount of $7.8 million. The convertibility of such promissory notes is subject to stockholder approval.

                                                             Page 4 or 16 Pages

                                 AMENDMENT NO. 8
                                     TO THE
                                  SCHEDULE 13D

                  The Reporting Persons hereby amend their Schedule 13D relating to the common stock, par value $.0001 per share (the "Common Stock"), of Chaparral Resources, Inc. (the "Issuer"), to report additional loans of $1,250,000 and $750,000 made by Allen & Company Incorporated ("Allen") to the Issuer, as more fully explained in Item 6 below.

                  The percentage of the Issuer's outstanding Common Stock owned by the Reporting Persons, which is reflected herein is based upon information provided by the Issuer in its Form 10-K for the year ended December 31, 1999.

Item 5.  Interest in Securities of the Issuer

         (c) Other than the trades effected by Allen in its capacity as a market maker, no trades involving Issuer's Common Stock were made by Reporting Persons for their own accounts in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

                  On January 27, 2000, Allen loaned the Issuer $750,000 against delivery of the Issuer's 8% Non-Negotiable Convertible Promissory Note dated January 27, 2000 (the "8% Note"). Subsequently, on February 10, 2000, Allen loaned the Issuer an additional $1,250,000 on the same terms as the 8% Note. The form of the Note issued to Allen by the Issuer on January 27th and February 10th is attached hereto as Exhibit E. The notes issued to Allen by the Issuer on January 27, 2000 and February 10, 2000 and all previous notes issued to Allen by the Issuer are (i) upon Issuer stockholder approval, convertible into shares of the Issuer's common stock at $1.86 per share and (ii) are subordinate to obligations of the Issuer to (a) a Subordination Agreement dated as of January 28, 2000 among the Issuer, Allen and Shell Capital Services Limited and (b) certain related agreements among the Issuer and certain third parties. In addition, in connection with the execution and delivery of the Issuer's Supplemental Agreement with Shell Capital Services Limited, Allen undertook to provide additional support for the Company's financial efforts in certain circumstances, as set forth in that letter agreement dated February 9, 2000 attached as an Exhibit F hereto and incorporated herein by this reference.

                                                          Page 5 of 16 Pages

Item 7.  Material to be Filed as Exhibits.



Exhibit E: Form of 8% Non-Negotiable Convertible Subordinate Promissory Note



Exhibit F: Letter Agreement dated February 9, 2000 between Allen and Shell
           Capital Services Limited

                                                           Page 6 of 16 Pages

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2000

ALLEN HOLDING INC.


         By:      /s/ Gaetano J. Casillo
                 ----------------------------
                 Gaetano J. Casillo
                 Vice President

ALLEN & COMPANY INCORPORATED


         By:  /s/ Gaetano J. Casillo

--------------------------------------------
         Gaetano J. Casillo
         Vice President

271314

                                                            Page 7 of 16 Pages

                                   EXHIBIT E


                                                              February 9, 2000

Shell Capital Services Limited
Shell Centre

London SE1 7NA

UNITED KINGDOM

Attention:  Mark Turner

         Re:      Chaparral Resources, Inc. (the "Company")

Dear Mr. Turner:

We understand the Company proposes a rights offering of $6 million of its Common Stock (the "Rights Offering"), which is anticipated to be completed by June 30. This letter will confirm to you that Allen & Company Incorporated ("Allen") will exercise fully its rights as a stockholder of the Company to subscribe for additional shares of Common Stock in the Rights Offering. Specifically, Allen will subscribe for that portion of the Rights Offering which is equal to Allen's proportionate ownership of the Common Stock of the Company, treating Allen's holdings of promissory notes of the Company on an "as-converted" basis. Allen understands that the promissory notes issued by the Company to Allen will be converted at the price of the Common Stock offered in the Rights Offering, expected to be $1.86 per share, and that Allen's obligation to subscribe in the Rights Offering gives effect to such conversion. Allen further understands that the foregoing commitment to subscribe for its proportionate share of the Rights Offering is required to establish the Company's ability to meet the Company's equity funding obligation under the Company's loan facility with Shell Capital Limited (the "Loan Agreement") and certain other parties, which is a condition of the Company's ability to borrow under such Loan Agreement. Allen further understands the Company's ability to borrow under such loan facility is absolutely critical to the development of the Company's business.

If the Rights Offering is not completed before June 30, 2000, Allen hereby confirms to you that it will purchase from the Company $2.0 million of the Common Stock of the Company on June 30, 2000, or, if for any reason Allen is not able to purchase such Common Stock from the Company, it will lend the Company US$2 million on June 30, 2000. Payment for such Common Stock will be made or the amount of such loan will be paid directly into the CRI Receipts Account (as defined in the Loan Agreement). For the avoidance of doubt, such amount will be subordinated and subject in right of payment and in liquidation to the prior payment in full of all sums due to the lenders under the Loan Agreement pursuant to the Subordination Agreement dated January 28, 2000 between Allen, the Company and the Facility Agent (as such terms are defined therein).

Allen further agrees to vote all voting securities held by it in favor of Shell Capital Services Limited's director nominee to the Board of Directors of the Company as contemplated by the Loan Agreement dated November 1, 1999, by and among the Company, Central Asian Petroleum (Guernsey) Limited, Central Asian Petroleum, Inc., Closed Type JSC Karakudukmunay, Shell Capital Services Limited, Shell and various banks, financial institutions and other persons named therein, until such Loan Agreement is terminated.

                                                              Page 8 of 18 Pages

This letter shall be governed by New York law, without regard to any principles of conflicts of laws that would require the application of the laws of any other jurisdiction.

                                                     Very truly yours,


                                            ALLEN & COMPANY INCORPORATED

                                            By:  ______________________________
                                                 Name:  Kim M. Wieland
                                                 Title:  Managing Director and
                                                         Chief Financial Officer

ACKNOWLEDGED

For and on behalf of Shell Capital Services Limited

By:  ____________________________
       Name:
       Title:

                                    EXHIBIT F

                                                            Page 9 of 16 Pages


                     FORM OF 8.0% NON-NEGOTIABLE CONVERTIBLE

                          SUBORDINATED PROMISSORY NOTE

Date:                                                            $[__________]


FOR VALUE RECEIVED, CHAPARRAL RESOURCES, INC., a Delaware corporation ("Maker"), promises to pay to the order of Allen & Company Incorporated, a corporation organized under the laws of New York ("Payee"), in lawful money of the United States of America, the principal amount (the "Principal Amount") of [ ] (US$_____________), together with interest in arrears on the unpaid principal balance at an annual rate equal to eight percent per annum, (8.0%), in the manner and subject to adjustment as provided below. Interest shall be calculated on the basis of a year of 365 or 366 days, as applicable, and charged for the actual number of days elapsed.

The following additional terms shall govern this Note:

1.  PRINCIPAL AND INTEREST

The entire Principal Amount of this Note together with accrued and unpaid interest thereon shall be due and payable in the manner provided in Paragraph 2.

2.  MANNER OF PAYMENT

(a) Except as provided in Paragraph 2,2(b), the Principal Amount and accrued and unpaid interest thereon shall be made in shares of the Maker's common stock, $0.0001 par value ("Common Stock"), not later than the tenth (10th) business day following the approval by the shareholders of the Maker, at a general meeting or special meeting called in whole or in part for such purpose, of the terms of this Paragraph 2.2(a). The number of shares of Maker Common Stock to be issued pursuant to this Paragraph 2.2(b) shall be equal to the product of the Principal Amount together with accrued and unpaid interest thereon divided by $1.86 (the "Conversion Price"). Payment shall be made by delivering such shares to Payee at 711 Fifth Avenue, New York, NY 10022, or at such other place as Payee shall designate to Maker in writing. Delivery of such stock certificates shall be made by registered mail, return receipt requested, or by a recognized overnight delivery service.

(b) In the event that a majority of the shareholders of the Maker fail to approve the manner of payment provided in Paragraph 1.2(a), (1) the interest rate of this Note shall automatically, without any action required to be taken by Maker or Payee, be increased to the lesser of twenty five percent (25%) per annum or the maximum note allowed by the laws of the State of Texas and (ii) the Principal Amount, together with all accrued and unpaid interest shall be due and payable on October 31., 2001.

                                                        Page 10 of 16 Pages



3.  REPRESENTATIONS OF MAKER

The Maker hereby represents and warrants to the Payee as follows:

(a) The Maker is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority to own and lease its properties and to conduct its business as presently conducted.

(b) This Note has been duly authorized by all necessary corporate action on the part of the Maker. This Note has been duly executed and delivered by Maker arid constitutes the valid and binding agreement of Maker, enforceable against Maker in accordance with its terms, except as the enforceability hereof may be subject to applicable bankruptcy, insolvency, reorganization, or other similar laws affecting creditors' rights generally and to general principles of equity.

(c) When approved by a majority of the shareholders of Maker, the issuance of the Maker's shares as provided in Paragraph 2(a) will have been duly authorized and, upon the, issuance thereof will be validly issued, fully paid and non-assessable.

(d) The execution and delivery of this Note will not (i) except for filings that may be made under the securities laws and with NASDAQ, as contemplated by this Note or where the absence would not have a material adverse effect on the Maker, require consent, approval, waiver or authorization from or registration or filing with any party, including but not limited to any party to any material agreement to which the Maker is a party or by which it is bound or by any regulatory or governmental agency, body or entity or (ii) violate any statute, law, rule, regulation or ordinance, or any judgment, decree, order, regulation or rule of any court, tribunal, administrative or governmental agency, body or entity to which the, Maker or its properties are subject.

4.  REPRESENTATIONS OF PAYEE

(a) Payee is an "accredited investor" as that term is defined in Rule 501 of Regulation D promulgated by the SEC under the Securities Act of 1933 as amended (the "Act"). Payee further represents that Payee considers itself to be a sophisticated investor in companies similarly situated to the Maker, and Payee has substantial knowledge and experience in financial and business matters (including knowledge of finance, securities and investments, generally, and experience and skill in '.investments based on actual participation) such that Payee is capable of evaluating the merits and risks of this Note,

(b) Payee has been advised and acknowledges that any shares issued by the Maker pursuant to the Note, have not been registered under the Act, in reliance upon the exemption(s) from registration promulgated thereunder. Payee also acknowledges that the issuance of any shares have not be registered under the securities laws of any state. Consequently, Payee agrees that pursuant to this Note, such shares cannot be resold, unless they are registered under the Act and applicable state securities laws, or unless an exemption from such registration requirements is available.

(c) Any shares acquired by Payee pursuant to this Note are solely for Payee's own account and not as nominee for, representative of, or otherwise on behalf of, any other person. Payee is acquiring any such shares with the intention of holding such shares for investment, with no present intention of participating, directly or indirectly, in a subsequent public distribution of the shares, unless registered under the Act and applicable state securities laws, or unless an exemption from such registration requirements is available. Payee shall not make any sale, transfer or other disposition

                                                            Page 11 of 16 Pages

of any of the shares in violation of any state or federal law.

(d) Payee has been advised and agrees that there will be placed on any certificates representing any shares issued pursuant to this Note, a legend stating in substance the following (and including any restrictions or conditions that may be required by any applicable state law), and Payee has been advised and further agrees that the Maker will refuse to permit the transfer of the shares out of Payee's name in the absence of compliance with the terms of such legend:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or under any state securities laws and may not be sold, pledged, transferred, assigned or otherwise disposed of except in accordance with such Act and the rules and regulations thereunder and in accordance with applicable state securities laws. The Maker will transfer such securities only upon receipt of evidence satisfactory to the Maker, which may include an opinion of counsel, that the registration provisions of such Act have been compiled with or that such registration is not required and that such transfer will not violate any applicable state securities laws.

5.  REGISTRATION RIGHTS

(a) Definitions. For purposes of this Paragraph 5 the following terms shall have the respective meanings set forth below:

(i) "Commission" shall mean the Securities and Exchange Commission or any other Federal agency at the time administering the Act.

(ii) The term "holder or holders of Registrable Stock" shall mean the holder of any shares issued pursuant to this Note.

(iii) The terms "register", "registered" and "registration!' refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document by the Commission.

(iv) The term "Registrable Stock" means (a) the shares issued pursuant to this Note; provided, however, that shares of Registrable Stock will cease to be Registrable Stock if they are sold or transferred pursuant to a registered public offering or other transaction which does not result in restrictions on resale being imposed on the public transfer by virtue of federal or state securities laws; and provided further that Registrable Stock will cease to be Registrable Stock if the holder could sell or transfer all such Shares held by him/her pursuant to Rule 144 promulgated under the Act.

(b)  Demand Registration.

(i) Upon the written request of any holder or holders ("Initiating Holders") of at least 30% of the shares of Registrable Stock, which request shall state the intended method of disposition by such Initiating Holders and shall request that the Maker effect the registration of all or part of the Registrable Stock under the Securities Act, the Maker shall promptly give written notice-of such requested registration to all other holders, if any, of Registrable Stock. If, after the expiration of 30 days from the giving of such notice to the holders of Registrable Stock, the Maker shall have received written requests to register at least 50% of the shares of Registrable Stock, which requests shall state the intended method of disposition of such securities by such holders, the Maker shall use all reasonable efforts to prepare and file with the Commission a registration statement and such other documents, including a prospectus, as may be necessary to permit a public offering and sale of such Registrable Stock in the United States in compliance with the provisions of the Securities Act, all to the extent required to permit the disposition (in accordance with the intended methods thereof as aforesaid) by the holders of the' Registrable Stock so to be registered (the "Participating Holders"). If such sale of Registrable Stock is to be pursuant to an underwritten offering, the underwriter shall be selected by the Initiating Holders and shall be

                                                            Page 12 of 16 Pages

reasonably acceptable to the Maker. If the underwriter selected determines that the number of shares so to be included is required to be limited due to market conditions or otherwise, the holders of Registrable Stock proposing to sell their shares in such underwritten registration shall share pro rata (according to the number of shares requested to be registered) in the number of shares being underwritten (as determined by such underwriter) and registered for their account. The Maker shall only be required to effect two registrations pursuant to this Paragraph 5(b).

(ii) The Maker shall not be required to effect any registration under this Paragraph 5(b) within nine months after the completion of any Registered offering of its securities pursuant.

(iii) The Maker shall have the right to include in any registration statement or post-effective amendment filed pursuant to this Paragraph 5(b), other securities of the Maker then proposed to be distributed, except that, to the extent consistent with the rights of other holders of the Maker's securities, if and to the extent that the underwriter or underwriters acting with respect of such registered offering reasonably determine that the inclusion of such other securities may substantially prejudice or hinder the offering of Registrable Stock, the number of such other securities shall be reduced or eliminated prior to any reduction in the number of shares of Registrable Stock so to be registered.

(iv) If the registration under this Paragraph 5(b) is effected on a Form S-3 (or any successor form thereto), and the effectiveness of such registration statement can be maintained without significant additional expense to the Maker, then the Maker agrees to maintain the effectiveness of such registration statement for a period of six months after its initial effective date.

(c)  Incidental or Piggyback Registration

(i) If the Maker at any time or from time to time proposes to file with the Commission a registration statement under the Act with respect to any proposed distribution of any of its securities (other than a registration to be effected on Form S-4, S-8 or other similar limited purpose form), whether for sale for its own account or for the account of any other person holding registration rights with respect to the securities of the Maker, then the Maker shall give written notice of such proposed filing to the holders of Registrable Stock at least ten days before the anticipated filing date, and such notice shall describe in detail the proposed registration and distribution (including those jurisdictions where registration or qualification under the securities or blue sky laws is intended) and shall offer the holders of Registrable Stock the opportunity to register such number of shares of Registrable Stock as the holders of Registrable Stock may request. Upon receipt by the Maker by the anticipated filing date of written requests from Participating Holders for the Maker to register their Registrable Stock, the Maker shall permit, or in the event of an underwritten ' offering, shall use its reasonable best efforts to cause the managing underwriter or underwriters of such proposed underwritten offering to permit, the

Participating Holders to include such Registrable Stock in such offering on the same terms and conditions as any similar securities of the Maker included therein; provided, however, that if in the opinion of the managing underwriter or underwriters of such offering, the inclusion of the total amount Registrable Stock which it or the Maker, and any other persons or entities, intend to include in such offering would interfere, hinder, delay, reduce or prevent the effectiveness or sale of the Maker's securities proposed to be so registered, or would otherwise adversely affect the success of such offering, then the amount or kind of securities to be offered for the accounts of the Maker and each holder of Maker Securities (including without limitation Registrable Stock) or securities convertible into or exercisable for Maker securities proposed to be registered (other than any persons exercising demand registration rights) shall be reduced (or eliminated) in proportion to their respective values to the extent necessary to reduce the total amount of securities to be included in such offering on behalf of such holders of securities to the amount recommended by such managing underwriter. For purposes of this Paragraph, "value" shall mean principal amount with respect to debt securities and the

                                                            Page 13 of 16 Pages

proposed   offering   price  per  share  with  respect  to  equity   securities.
Notwithstanding the foregoing, if, at any time after giving written notice of its intention to register securities and prior to the effectiveness of the registration statement filed in connection with such registration, the Maker determines for any reason either not to effect such registration or to delay such registration, the Maker may, at its election, by delivery of written notice to the Participating Holders, (i) in the case of a determination not to effect registration, relieve itself of its obligations to register any Registrable Stock in connection with such registration, or (ii) in the case of determination to delay the registration, delay the registration of such Registrable Stock for the same period as the delay in the registration of such other shares of Common Stock or other securities convertible into or exercisable for Common Stock.

(ii) The Maker shall not be required to include any of the Registrable Stock of a Participating Holder in any registration statement or post-effective amendment prepared at its own instance unless such Participating Holder shall furnish such information and sign such documents as may be required by the Commission or reasonably requested by the Maker, in accordance with generally accepted practices, in connection with such proposed distribution.

(d) Covenants of the Maker with Respect to Registration. In connection with any registration under this Paragraph 5, the Maker will, as expeditiously as is reasonably practicable:

(i) Prepare and file with the Commission a registration statement with respect to such Participating Holders and, subject to the last sentence of Paragraph 5(c)(i) hereof, use its reasonable best efforts to cause such registration statement to become effective.

(ii) Prepare and file with the Commission such amendments and supplements to such registration statement and prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

(iii) Furnish to the Participating Holders such numbers of copies of a prospectus, including, if applicable, a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as the selling shareholders may reasonably request in order to facilitate the disposition of Registrable Stock owned by the Participating Holders.

(iv) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions within the United States as shall be reasonably requested by the Participating Holders; provided, however, that the Maker shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(v) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. The Participating Holders shall also enter into and perform their obligations under such an agreement.

(vi) Notify the Participating Holders, at any time when a prospectus relating to Registrable Stock covered by such registration statement is required to be delivered under the Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(e) The Maker shall pay all costs, fees and expenses in connection with all registration statements ' filed under this

                                                            Page 14 of 16 Pages

Paragraph 5 including, without limitation, the Maker's legal and accounting fees, printing expenses and blue sky fees and expenses, but not including (i) the fees and expenses of counsel for the Participating Holders in connection with such registration; and (ii) the underwriting discounts and commissions and underwriters' expenses allocable to the Registrable Stock being registered or state transfer taxes.

6.  SALE OF ADDITIONAL SHARES BELOW CONVERSION PRICE

(a) If at any time or from time to time within a period of three hundred and sixty-five (365) days after the date of this Note, the Maker issues or sells
Additional Shares of Common Stock (as hereinafter defined), other than as a dividend or other distribution on any class of stock for an Effective Price per share (as hereinafter defined) that is less than the Conversion Price, then and in each such case, the Payee shall be entitled to an additional number of shares of Common Stock (the "Adjusted Shares") which when added to the number of shares acquired pursuant to Paragraph 2(a) and divided by the Conversion Price shall be equal to the Effective Price per share.

(b) For purposes of the foregoing paragraph, the consideration received by the Maker for any issuance or sale of Common Stock shall (1) to the extent it consists of cash be computed at the net amount of cash received by the Maker after deduction of any expenses payable by the Maker and any underwriting or similar commissions, compensation, or concessions paid or allowed by the Maker in connection with such issuance or sale, and (ii) to the extent it consists of property other than cash:, be computed at the fair value of that property as reasonably determined in good faith by the Maker's Board of Directors.

(c) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Maker after the date of this Note other than (i) shares of Common stock or options or warrants to acquire Common Stock issued to management, directors or employees of, or consultants to, the Maker or any Subsidiary, (ii) shares of Common Stock issued upon exercise of convertible securities, (iii) shares of Common Stock issued to Allen & Company, Whittier Trust or any other current holders of any debt of the Maker, (iv) shares of Common Stock issued pursuant to any rights offering to current shareholders and (iii) shares of Common Stock or options or warrants to acquire Common Stock issued in connection with investment banking, financial advisory or legal services provided to the Maker,

(d) The "Effective Price" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, into the aggregate consideration received, or deemed to have been received by the Maker for the issuance of such Additional Shares of Common Stock.

7.  EVENTS OF DEFAULT

The occurrence of any one or more of the following events with respect to Maker shall constitute an event of default hereunder ("Event of Default"):

(a) If pursuant to, or within the meaning of, the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a "Bankruptcy Law"), Maker shall (i) commence a voluntary case or proceeding; (ii) consent to the entry of an order for relief against it in an involuntary case;
(iii) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; (iv) make an assignment for the benefit of its creditors; or
(v) admit in writing its inability to pay its debts as they become due.

(b) If a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against Maker in an involuntary case, (ii) appoints a trustee, receiver, assignee, liquidator or similar official for Maker or substantially all of Maker's properties; or (iii) orders the liquidation of Maker, and in each case the order or decree is not dismissed within one hundred and twenty (120) days.

                                                             Page 15 of 16 Pages

(c) Upon the occurrence of an Event of Default hereunder (unless all Events of Default have been cured or waived by Payee), Payee may, at its option (i) by written notice to Maker, declare the entire unpaid principal balance of this Note, together with all accrued interest thereon, immediately due and payable regardless of any prior forbearance, and (ii) exercise any and all rights and remedies available to it under applicable law, including, without limitation, the right to collect from Maker all sums due under this Note. Maker shall pay all reasonable costs and expenses incurred by or on behalf of Payee in connection with Payee's exercise of any or all of its rights and remedies under this Note, including, without limitation, reasonable attorneys' fees.

8.  SUBORDINATION

Payee agrees to subordinate this Note on such terms and conditions as may be requested by Shell Capital Service Limited ("Shell") in connection with the contemplated Loan Agreement among Maker, Shell, Central Asia Petroleum, Inc., Karakuduk-Munay, Inc. and certain other facilities agents and lenders. If requested by Shell, Payee agrees to execute and deliver to Shell a subordinate agreement relating to this Note.

9.  PREPAYMENT

From and after the date of this Note, the outstanding Principal Amount may be prepaid by Maker, in whole or in part, on written notice given by Maker to Payee. On the prepayment date, Maker shall pay to Payee in the manner specified in Paragraph 2(b), the Principal Amount to be prepaid plus accrued interest thereon to and including the date of prepayment and Payee shall return this Note to the Maker.

10.  MISCELLANEOUS

(a) If any provision in this Note is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Note will remain in full force and effect. Any provision of this Note held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(b) This Note will be governed by the laws of the State of Texas without regard to conflicts of laws principles.

(c) This Note shall bind Maker and its successors and assigns. This Note shall not be assigned or transferred by Payee without the express prior written consent of Maker.

(d) The headings of Paragraphs in this Note are provided for convenience only and will not affect its construction or interpretation. All references to "Paragraph" or "Paragraphs" refer to the corresponding Paragraph or Paragraphs of this Note unless otherwise specified.

(e) All words used in this Note will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the words "hereof' and "hereunder" and similar references refer to this Note in its entirety and not to any specific Paragraph or subparagraph hereof

                                                            Page 16 of 16 Pages

IN WITNESS WHEREOF, Maker has executed and delivered this Note as of the date first stated above.

                                                     CHAPPARAL RESOURCES, INC.


                                                 By:  _________________________